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                         SIMPSON THACHER & BARTLETT LLP
                              3330 HILLVIEW AVENUE
                               PALO ALTO, CA 94304
                                 (650) 251-5000
                                      ------
                            FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS




                                            February 4, 2005


                               Re:     Universal Truckload Services, Inc.
                                       Form S-1
                                       Filed November 15, 2004, as amended
                                       January 7, 2005, January 19, 2005,
                                       January 31, 2005 and February 4, 2005
                                       File No. 333-120510
                                       -------------------------------------

Ms. Sara W. Dunton
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Dunton:

         This letter responds to your letter of February 2, 2005 setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Amendment No. 3 to the Registration Statement on Form S-1 of Universal Truckload Services, Inc. (the "Company") filed on January 31, 2005 (the "Registration Statement").

         For your convenience, we have reproduced each of the Staff's comments in this letter, using bold text, and indicated the Company's response to it below. We have also revised the Registration Statement in response to the Staff's accounting comments and are filing concurrently with this letter Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which reflects these and other revisions. For the convenience of the Staff, we are also sending via courier five clean (with exhibits) paper copies of Amendment No. 4 and five paper copies (without exhibits) marked to show changes against Amendment No. 3.

         Page references in the text of this letter correspond to the pages of Amendment No. 4, except where otherwise indicated.

         On behalf of the Company, we advise you as follows:



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                                                                               2



UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME, PAGE 28

         1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 8a, BUT STILL FEEL THE CALCULATION OF THE ADJUSTMENT IS NOT READILY APPARENT FROM THE EXPLANATION PRESENTED. SPECIFICALLY, FROM THE EXPLANATION PROVIDED, IT APPEARS TO US THAT THE CALCULATION SHOULD CONSIDER ALL COMPENSATION PAID UNDER THE CONSULTING AGREEMENT UNTIL AUGUST 2005 AS $10,000 PER MONTH. FROM THE CALCULATION PROVIDED IN YOUR RESPONSE, HOWEVER, IT APPEARS YOU HAVE TAKEN THE ASSUMED TERM OF THE CONSULTING AGREEMENT AND APPLIED THAT TERM AS IF IT HAD STARTED ON JANUARY 1, 2003. THAT IS, YOUR RESPONSE APPEARS TO INDICATE THAT MR. FONZI WILL RECEIVE 12 MONTHS COMPENSATION AT $10,000 PER MONTH, AND $5,000 PER MONTH FOR 36 MONTHS THEREAFTER. IF OUR UNDERSTANDING OF THE CALCULATION IS CORRECT, PLEASE REVISE YOUR EXPLANATION OF THE TERMS OF THE COMPENSATION PACKAGE TO DISCUSS TIME PERIODS (NUMBER OF MONTHS), NOT DATES.

                  In response to the Staff's comment, the Company has revised the disclosure on pages 29 and 33.

         2. REFER TO OUR PRIOR COMMENT 8b. PLEASE REVISE THE RECONCILIATION OF PRO FORMA AVERAGE COMMON SHARES OUTSTANDING IN EXPLANATION (f) ON PAGES 30 AND 34 TO INCLUDE THE ASSUMED ISSUANCE PRICE USED IN YOUR CALCULATION. SIMILAR DISCLOSURE THROUGHOUT YOUR FILING SHOULD ALSO BE REVISED.

                  In response to the Staff's comment, the Company has revised the disclosure on pages 7, 30 and 34.

                                   * * * * * *

         Please contact William Brentani at (650) 251-5110 or Thomas Wuchenich at (310) 407-7505 with any questions regarding the foregoing.

                                           Very truly yours,


                                           Simpson Thacher & Bartlett LLP

cc:      Robert E. Sigler
         Mark Scudder
         Dave Ufheil
         Kerry Crenshaw